UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

Richard A. Brown

P.O. Box 1831
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel E. Wolf, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   Third-party tender offer subject to Rule 14d-1.

☐                     Issuer tender offer subject to Rule 13e-4.

☐                     Going-private transaction subject to Rule 13e-3.

☐                     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Set forth below are transcripts of certain interviews, public addresses and other communications by ABB Ltd’s senior management in connection with the announcement of ABB’s proposed acquisition of Baldor Electric Company:

Joe Hogan Outlines the Reasons Behind the Decision to Acquire Baldor

Interviewer:                                 Joe, can you tell us why Baldor is such an attractive company and how does this fit into ABB’s strategy.

Joe:                                                                           First of all I have been aware of Baldor for a long time and it is a terrific company and has done so well in the US in the marketplace for a number of years and by itself its a wonderful company.  The way that it fits with ABB is simply first of all is that it changes the game for us in the United States.  We actually double our employees, significantly increase our sales capability and give us channeling market, great distribution that Baldor has that we haven’t had before.  Secondly, it fits extremely well from an energy efficiency standpoint.  I think that most people know that energy legislation is changing, particularly in the US.  Beginning December energy efficiency motors are being legislated and that’s a really great growth driver for the company too.

Interviewer:                                 So how does this fit into ABB’s acquisition strategy?

Joe:                                                                           It fits in on two dimensions.  First of all we’ve been under-penetrated in the North American marketplace for years.  When you look at the percentage of revenues within ABB and when you look at the world’s largest economy which is the United States and the North American marketplace overall, about 25% of the world’s GDP, we’ve been extremely under-penetrated there for years, so it helps us to balance our portfolio geographically.  Secondly, your NAMA standards, North American Manufacturer Association kind of standards, we’ve been deficient in for a number of years.  Particularly, for discrete automation and motion, so this fills a huge gap from a product standpoint we’ve had before.  So when you look at our acquisition strategy overall, it’s those two completely important interests for us:  North American marketplace and secondly, NAMA market standards for motion control.

Interviewer:                                 So what will be the next steps?

Joe:                                                                           The next steps from a procedural standpoint with a deal like this, is you do have a tender offering for the shares, and that will go out next week, the first week of December; and when that’s consummated — that should be done by the end of the year, and then we expect the various regulatory approvals, Harts-Scott Rodino,  HSR — those kinds of things that we have to get through and we don’t anticipate an issue there.  We say, it will close sometime in the first quarter of 2011.  So we are really excited about the close, this is a new day for ABB and North America.  Particularly for the discrete automation and motion business and it’s going to be terrific for ABB and also for the Baldor employees as we grow together and we learn how to come together as one ABB.

Ulrich Spiesshofer Discusses the Impact on the Discrete Automation and Motion Business

Interviewer:                                 So Ulrich, how will the acquisition of Baldor fit into the Discrete Automation and Motion Strategy?

Ulrich:                                                             First of all let me say that we are all very excited about this move and we are very excited about the potential combination of Baldor and ABB and Baldor and DM. We have defined the strategy on five planks and one of them is industrial motion.  And the combination of Baldor with DM would be the end game in industrial motion.  We would have strong general access in the U.S.  We would get the complimentary motor products, which we are missing in the U.S. today and we would be able to provide to Baldor a global platform that allows them to expand globally much more than they have done so far.  One of the elements of the growth story is the wonderful combination that we are going to have with drives and motors in the U.S.  Our drives offering from a technology perspective is already very strong.  Using Baldor’s channels to be able to sell more of our drives will give us tremendous access to the U.S. industrial customer base.  And the timing of this deal is right.  On the 17th of December a new legislation in the U.S. comes in place which requires companies to install higher efficiency motors.  The leader in that segment is Baldor and if you combine their motors with our drives you have a fantastic offering to serve these requirements.  And, the mechanical power transmission business is a very attractive adjacency for us that we want to scale up and offer to our customers all around the world.

Interviewer:                                 So, Ulrich, what will be the main synergies?

Ulrich:                                                             We have designed the synergies around three topics:  continuity, growth and leverage.  On continuity, we need to ensure that we are not interrupting the ongoing business.  On growth, we will use the channels of Baldor to push out more of ABB’s product and we will use our global platform to allow Baldor’s offering to grow outside of the U.S.  And on cost, we have designed it around sourcing, on sourcing we have kind of set up on joint commodities teams to realize the benefits that we can get there out of ABB’s global reach.  The other area that we will leverage the G&A platform that Baldor has built.  Basically, we have at the moment a G&A cost on the ABB side, Baldor has some very efficient G&A cost structures and we want to leverage them to move forward.  And the third point on the G&A is that Baldor will not be a publicly listed company anymore, so the delisting benefits — not having to have an annual report, and an AGM anymore — will be another contribution to the cost synergies.  Together, we will make this a very successful story for a profitable growth.

Joe Hogan Addresses Baldor Employees

Hi, I’m Joe Hogan, the CEO of ABB. I want to welcome Baldor and Baldor employees to the ABB team. I can’t tell you how excited I am about Baldor and coming together with ABB and what that means for us, both in the North American marketplace, and for us globally too.

I’ve known Baldor for a number of years, I used to compete in the discrete automation and motion market in the United States. I spent several years with General Electric, and believe me, I’ve carried a huge amount of respect for your business and your leadership team over a number of years. I want to ensure you as you go through this that we want to preserve your culture. We have five strategic imperatives within ABB, and two of those Baldor represents so well.

One is a balance of cost and growth. You’ve done a wonderful job over the years of running your very lean organisation and focusing on how you can grow, and secondly we have one of our strategic imperatives, is external focus. That means looking at markets, understanding customers, really gearing your entire organisation towards the marketplace. I’ve never seen a better example than what Baldor does, is focus on markets and focus on customers, and we certainly want to preserve that part of your culture.

From a leadership standpoint I can’t tell you how impressed I’ve been with both John and Ron during this process. I’ve been through a number of transactions in my life like this. I can tell you one thing I look for is an unselfish leadership team, and I can tell you that both John and Ron through this whole process thought about you, about Baldor and what was good for Baldor overall, not about themselves. And that’s so important, it speaks so loudly and positively of your leadership team, and it shows that by bringing the teams together this is truly a great opportunity for both organisations.

I think most of you might know by now that I’m an American and I grew up in Pittsburgh, and I can tell you in Zurich there’s no one here that knows what a razorback is. But I can tell you over the last 12 months of working with both John and Ron on this I’ve become even a razorback fan, and I’m sure in Zurich they’re going to understand what a razorback is, and you’ll have many more razorback fans here in the next several months.

So I’m excited, I hope you can feel that through this video, this means so much for us, it’s going to significantly enhance our capability in the United States. I guess everyone today knows that we make this announcement but there’s several process steps that have to take place from a tender offer in the closing process, and so we anticipate that we’ll be able to close the merger of Baldor and ABB within the first quarter of 2011. Now we have to make sure that we keep our legal distances as we have to in this kind of process, but we’re all excited to bring ABB and Baldor together, and what that’s going to mean from a growth standpoint, and what that’ll mean to our customers out there. So we look forward to working together with you.

Joe Hogan Outlines the Reasons Behind the Decision to Acquire Baldor

Interviewer:                                 Joe, can you tell us why Baldor is such an attractive company, and how does this fit into ABB’s strategy?

Joe:                                                                           Well, first of all I’ve been aware of Baldor for a long time and it’s a terrific company. It’s done so well in the US, in the NEMA marketplace over a number of years, by itself it’s a wonderful company. The way that it fits with ABB is simply first of all it changes the game for us in the United States. We actually double our employees, significantly increase our sales capability, and give us channel to market, the great distribution that Baldor has that we haven’t had before.

Secondly it fits extremely well from an energy efficiency standpoint. I think most people know that energy legislation is changing particularly in the US. Beginning in December energy efficient motors are being legislated, and that’s a really great growth driver for the company too. Lastly and probably most importantly, it makes ABB the number one industrial motion company in the world, and that’s very meaningful because we’ve been strong outside the United States in the North American marketplace for years, now we can be strong worldwide with the acquisition of Baldor coming together with ABB.

Interviewer:                                 So how does this fit into ABB’s acquisition strategy?

Joe:                                                                           It fits in on two dimensions. First of all we’ve been underpenetrated in the North American marketplace for years. When you look at the percentage of revenues within ABB, when you look at the world’s largest economy which is United States and North American marketplace overall, about 25 percent of the world’s GDP, we’ve been extremely underpenetrated there for years, so it helps us to balance our portfolio geographically.

Secondly, your NEMA standards, North American Manufacturing Association standards, we’ve been deficient in for a number of years, particularly in discrete automation and motion. So this fills a huge gap from a product standpoint we’ve had before. So when you look at our acquisition strategy overall it fills two completely important niches for us, North American marketplace, and secondly NEMA market standards for motion control.

Interviewer:                                 So what will be the next steps?

Joe:                                                                           Well, the next steps from a procedural standpoint with a deal like this is you do have a tender offering for the shares, and that’ll go out next week, the first week of December, and that should be done by the end of the year. And then we expect various regulatory approvals, Hart-Scott-Rodino, HTR, those kind of things that we have to get through. And we don’t anticipate an issue there, so we’d say it will close some time in the first quarter of 2011. So we’re really excited about the close, I mean it’s a new day for ABB in North America, particularly for the discrete automation and motion business. And it’s going to be terrific for ABB and also for the Baldor employees also, is that we grow together and we learn how to come together as one ABB.

Interviewer:                                 So Joe, can you tell us how this decision fits into ABB’s five strategic imperatives?

Joe:                                                                           Well, when you look at our strategic imperatives one of them is cost and growth that I’d point to, and another one is an external focus. And when you say cost and growth, when you look at Baldor’s history and what they’ve been able to do, they did a terrific job of balancing both cost and growth, growing this business but controlling cost. And as we’ve gone through due diligence and understanding Baldor better through this process, there’s a lot of things that we can learn from Baldor particularly in the North American marketplace, about how to grow, where to focus your resources, and how to balance cost with that also.

This is a huge growth opportunity for us also. When you look at the North American marketplace, particularly in discrete automation and motion, we’ve been underpenetrated for years. And one of the most important things in US marketplace is channel to market. If you have great channel, the product can follow right behind it. They have terrific channel at Baldor, so there are a number of different types of products that we haven’t had access to the US marketplace before because of lacking channel capability that we’ll get with Baldor.

The second big imperative that Baldor represents and this transaction represents is external focus. I have not seen a company in the industrial sector that is as focused externally on customers as Baldor is. Everything from the way that they manufacture their motors, to the way they go to marketplace with their sales force, and how they engage with their customers, whether they’re OEMs or distributors. Baldor does a terrific job, and is a great example for us and can be a great mentor for ABB of an external focus and how we go to market. So it’s a growth opportunity and it’s a very exciting opportunity overall for ABB.

Ulrich Spiesshofer Addresses Baldor Employees

Hi everybody at Baldor. My name is Ulrich Spiesshofer, I run the global discrete automation and motion business in ABB. Today we are all very excited about the potential combination between Baldor and ABB, between Baldor and the discrete automation and motion business. Together we have the opportunity to create a global leader in industrial motion.

We will create a strong growth story, this growth story will be built around your offering and our offering combined in the key markets of the world. What we will do is we will leverage your channels which you have built very successfully and provide the entire offering of ABB into these channels, into Baldor, into your sales force. What we also will do is we will drive together global expansion. Our global access to distribution, our global access to customers, in minerals, in mining, in metals, in other industries, it will be a very good platform to take your motors business and your mechanical power and transmission business to the next levels. The combination of new and existing smaller drives business with our global market leading position in low voltage drives, will be extremely powerful and we are convinced that we can create a lot of additional growth in North America and globally if we work together on that one.

I’ve studied very careful your little booklet on values and how you run the company. I share the value and I’m really excited to learn more about the way you run the company. As far as we understand at the moment we have very, very common beliefs. The value formula you have created, which is all centred around customers, is one that we are very excited about and want to use together to drive the next level of growth.

I am very, very happy that John and Ron both have agreed to stay with the company. I look forward to work with both of them to make the story the success that we all want it to be. In North American Ron Tucker will run the combined business. Ron will run the Baldor as it stands today, plus the ABB motors and generators offering which we will integrate into the Baldor offering in North America. Ron will run Baldor out of Fort Smith which will stay the headquarters, and we will move the responsibility for our motors and generators to Fort Smith in Arkansas.

You have worked very hard to build a number one brand in motors and generators in the US. We will maintain this brand and we will work with you to strength it even further. We also intend to keep a very strong operational platform and IT platform. We admire your operational strength and execution the way you serve a customer, how fast you are; you have done a great job and we want to use this very strongly.

On the IT side we will leverage what Mark Shackleford and his team have built together, to ensure that we are keeping the high momentum that you have. So together we’ll make this a growth story, together we will make this a success. I look very much forward to working with you.

Ulrich Spiesshofer Discusses the Impact on the Discrete Automation and Motion Division

Interviewer:                                 We’ve seen that ABB plans to acquire Baldor, so can you tell us about your plans of bringing Baldor and ABB together?

Ulrich:                                                             This is a very exciting day for ABB and for DM. We have been working hard to realise the five plans of our strategy, one of them is industrial motion. With the combination of Baldor and ABB we are creating the global leader in industrial motion, a fantastic offering that Baldor has in North America, North American standard motors, their great access to distribution in North America will be combined with our strong global platform in the DM business and our global reach to customers, not only in DM, but also in important industries such as mining and metals and minerals. I’m even more excited because we realised during the last couple of weeks that the culture of the two companies fit together very, very well. The respect, responsibility and determination which we have as core values in ABB, Baldor acts very, very similarly. Our people will fit like a glove, I think it will be very easy to integrate the two cultures and work together.

What we’re trying to create here is a growth story. The growth story will be about pushing our products through the Baldor channels to the industrial customer base in the US. Using their product and using our global platform to get to markets like the Middle East and offer the Baldor products there. Secondly we will realise cost synergies. The cost synergies will be on the sourcing side, that ABB has achieved nice momentum in the past years and we are going to let Baldor participate in that momentum. And we will leverage the G&A platform in the US better because we have critical mass now, we will maintain the brand, we will maintain the business model, and together we will make this a very successful story for profitable growth.

Message from Joe Hogan and Ulrich Spiesshofer for Baldor employees

Today, we’re very excited about the announcement that ABB and Baldor intend to join forces and create a truly formidable force in our industry — a global leader in industrial motion. This is a fantastic opportunity for both of our companies to bring together the significant talents and experiences of our respective businesses and to capture the vast growth opportunities that exist in our ever changing markets. We are really delighted that John, Ron and the executive team have given us the opportunity to address you today.

This news has probably come as a surprise to all of you, and we hope as you learn more about ABB as a business and an employer, you will be as excited and enthusiastic about the news as we all are. Your highly skilled team, your great products, your strong sales channels and customer access and your energy will be wonderful assets for ABB as we move forward in this area. We want to assure you that our intention is to build together on what you have created and to further enhance it.

The driver of this merger is growth. In brief, you are a fantastic company. Our two companies are very complementary: your leading position in motors and mechanical power transmission in North America complements our strong LV and MV drives portfolio, your leading position in the NEMA motor market complements our own in the IEC market, and your strong market access, market presence and reputation in the North America region complement ours in other parts of the world. In fact, when our two companies join forces, Baldor will become the cornerstone of our motors and generators operations in North America, where we would like to become even stronger and better established.

As part of ABB, you will have access to a large drives portfolio that will allow you to offer more complete industrial motion solutions, and our global network will help you sell more mechanical transmission products and NEMA motors outside North America.

As a brief introduction, ABB, which is headquartered in Zurich, Switzerland, is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. We employ about 117,000 people in around 100 countries and have been in business for almost 120 years.

We have five business divisions — Power Products, Power Systems, Low Voltage Products, Process Automation, and Discrete Automation and Motion. All of our divisions are focused on very exciting and innovative projects in energy efficiency, grid reliability and industrial productivity. Baldor will become part of Discrete Automation and Motion, as this is where our existing drives and motors business fits, and so will be the best place within ABB for your continued growth and success.

Your skills and expertise, whether they are in manufacturing and production, engineering, service, sales or marketing, will be the most important driver in helping us to grow collectively and to make this merger successful.

One of the first things we will do is move our Motors and Generators headquarters for North America to Fort Smith and we are absolutely delighted that John, Ron and the executive team will continue and contribute to our joint success.

We see that it has taken years of hard work to build the Baldor brand and to establish a strong sales organization and enviable business model and this is something that you can be very proud of. We will maintain these valuable assets, as they resonate strongly with customers and are key differentiators in the marketplace. They are certainly platforms that we want to make more of.

ABB is an agile, dynamic and modest company. You’ll find warmth, acceptance and openness across the entire organization and we hope you will be able to experience this in due course.

ABB is truly multi-cultural, with a fantastic team and great technologies. We have a strong heritage of technology innovation and a pioneering spirit which creates a unique and compelling culture. When you meet your ABB colleagues, we know that you will find them as passionate and entrepreneurial as you are.

Even though we are different in size, we are very similar in terms of our culture. ABB’s basic values of respect, responsibility and determination, are ones which we have found to be alive and strong in Baldor, and we certainly share the values that make up the Baldor culture. This of course make growing together easier, but beyond that, people and culture are extremely important to us, as we believe that a company’s success reflects only the many successes of team.

The Baldor and ABB executive teams are excited to close the deal and we will keep you informed of next steps. If and when the deal is approved by the regulatory authorities, our goal is to integrate Baldor into the ABB Group in a way that preserves everything that has made you strong.

Since Baldor was founded, you have worked hard to become a leader in your field. Your success reflects great potential for the future. We are extremely keen to join forces with Baldor and together rise to the next level of success. ABB is a strong, secure and exciting company to work for and we are confident that by becoming part of the ABB Group, there will be new successes for all of us to enjoy.

We look forward to communicating additional milestones along the path toward successfully closing this transaction.

Joe Hogan	Ulrich Spiesshofer
CEO	EC member responsible for Discrete Automation and Motion

ABB Customer Letter

Dear valued customer:

As you may already know, ABB and Baldor have announced a recommended offer for ABB to buy Baldor. We are excited about this partnership, and the opportunity for us to provide enhanced solutions helping you improve performance in your business.

Baldor is a leading player in the North American industrial motion market, especially strong in motors and power transmission products and solutions. In our Discrete Automation and Motion business, ABB complements this with a strong line-up of drives, large-horsepower motors, plus the full scope of products available from our other divisions. So this transaction combines ABB’s existing drives, IEC-standard industrial motors and generators, with Baldor’s U.S. NEMA-standard industrial motors business. This creates a full-bodied product line for you, including high-efficiency motors that meet energy efficiency standards and regulations now in effect, along with those going into effect.

Baldor also offers ABB wider access to the North American industrial market, and ABB offers Baldor wide access to all markets beyond the U.S. That is a win-win for end users like you, since you can access a wide berth of product solutions in a single stop. Both ABB and Baldor share a passion for bringing you customized, innovative manufacturing and automation solutions — quickly and, as needed. This is particularly true both for large orders and one-off orders of motors needed for special applications. Baldor, has earned a high level of respect for the ability to deliver order-to-shipment products with very short lead times.

ABB and Baldor also value employees and relationships as a critical asset to helping you succeed. This is expressed in our deep customer relationships across a wide array of industries in the industrial market and commercial market. This includes focus on both greenfield and brownfield projects, and, in delivering solutions for a broad range of applications in process and discrete industries.

Near-term, ABB must obtain certain regulatory approvals for this transaction to close.  That process is expected to complete in the first quarter of 2011. Until that time, we will continue to operate as independent companies. Employees at both companies will continue to focus on their jobs — with your satisfaction as our highest priority. Both ABB and Baldor share an absolute commitment to serving you, and that commitment will remain unchanged.

We value our relationship with you and are very excited about how the potential combination of our companies would enhance our ability to serve your needs the future.  Thank you for your continued support. We welcome feedback and questions.

Forward-Looking Statements

These materials contain “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in these materials should be evaluated together with the many uncertainties that affect

ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended December 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information

These materials are neither an offer to purchase nor a solicitation of an offer to sell securities. ABB will cause a new wholly owned subsidiary, Baldor Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB.  A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge.